October 31, 2007	Michael A. Hickey D 617-951-9157 F 617-261-3175 michael.hickey@klgates.com

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:	Jay Mumford, Esq.
Division of Corporation Finance

Re:	Cyberkinetics Neurotechnology Systems, Inc.
Registration Statement on Form SB-2 - File No. 333-144333

Ladies and Gentlemen:

Reference is made to the above captioned registration statement filed by Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics”) with the Securities and Exchange Commission (the “Commission”) on July 3, 2007, as amended July 23, 2007 (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, no shares of common stock of Cyberkinetics have been, or will be, issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, Cyberkinetics hereby respectfully requests that the Commission consent to the immediate withdrawal of the registration statement (together with all exhibits thereto) on the grounds that Cyberkinetics, in order to pursue an alternative financing opportunity, has decided not to engage in the offering to which the Registration Statement relates to at this time.

Please do not hesitate to call the undersigned with any questions you may have regarding this letter.

Very truly yours,

/s/ MICHAEL A. HICKEY

Michael A. Hickey

cc: Kurt H. Kruger, Chief Financial Officer, Cyberkinetics Neurotechnology Systems, Inc.